March 24, 2005

VIA EDGAR AND U.S. MAIL
Thomas Jones, Senior Counsel
Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

Re:	IsoRay, Inc.
Registration Statement on Form SB-2
Filed November 10, 2005
File No. 333-129646

Dear Mr. Jones:

This letter has been prepared in response to your request for IsoRay, Inc. (“IsoRay” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your December 7, 2005 letter to me (the “Comment Letter”) concerning the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”).

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which Amended Registration Statement incorporates, as appropriate, the responses of the Company contained herein. The Amended Registration Statement also includes certain other revisions made to provide updated information. The Company has decided to register warrants and shares of common stock underlying these warrants sold by the Company beginning in October 2005 and ending February 28, 2006. The Amended Registration Statement reflects this registration of additional securities.

The following are the Company’s responses to the Comment Letter, which responses follow a recitation of the relevant comment.

Registration Statement on Form SB-2

Prospectus Summary, page 1
COMMENT 1:	Please expand the summary to briefly discuss your going concern opinion and that you expect to continue to experience net operating losses.

RESPONSE:	Please see page 2 under “Our Corporate History” for a discussion of this topic.

COMMENT 2:	Please clarify the reference to technical terms, such as Palladium-103 and Iodine-125. As example, we note the first sentence on page 8 and the references to Zirconium-90 and Strontium-90 on page 27.

RESPONSE:	To assist the investor, we moved the defined term section to the Summary on page 2 as these terms appear throughout the subsequent disclosures.

Unaudited Pro Forma Condensed Consolidated Financial Statements as of June 30, 2004, page 3

COMMENT 3:
Since the July 2005 transaction is a recapitalization and is not a business combination, Item 310(d) of Regulation S-B does not require you to present pro forma financial statements. Accordingly, please delete the pro forma balance sheet and statement of operations from the filing. Also, please delete the pro forma information for the transaction included in your September 30, 2005 Form 10-QSB.

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

RESPONSE:	These pro formas have now been deleted.

Risk Factors, page 5

COMMENT 4:	Avoid introducing unfamiliar abbreviations such as 131Cs before they are explained.

RESPONSE:	This term and others are now introduced in the Summary on page 1 and by the “Certain Defined Terms” section in the Prospectus Summary beginning on page 2.

COMMENT 5:	Please revise the titles to highlight the risk. For example, we note the last risk factor on page 10.

RESPONSE:	We believe the titles satisfactorily explain and highlight the risks set forth in each paragraph.

In addition to revisions prompted by your comments, we have also included a new risk factor on page 6, entitled "We Are Subject To The Risk That Certain Third Parties Will Mishandle Our Product," and have deleted the risk factor related to the size of our operations as management no longer believes it is relevant.

Risks Related to our Business, page 5

COMMENT 6:	Please revise the first risk factor to clarify that your auditors have expressed doubt about your ability to continue as a going concern.

RESPONSE:	See revised risk factor on page 4 for this clarification.

We Rely Heavily on a Limited Number of Suppliers, page 7

COMMENT 7:
Please clarify whether you have a written agreement with your sole supplier of a key component. Also, expand the appropriate section to discuss the material terms of the agreement and your other supplier agreements, such as the agreements discussed in the last sentence on page 8.

RESPONSE:
We have no written agreements with suppliers but simply place purchase orders. We believe we have provided sufficient detail concerning our exclusive agreement with the Institute of Nuclear Materials in Russia, as Russian contracts are not as detailed as U.S. contracts.

Future Production Increases will Depend … Hire More Employees, page 8

COMMENT 8:	Please clarify the reference to “if the rate of demand for our products continues to dramatically increase.”

RESPONSE:	We have deleted this statement now that it appears demand is not escalating as management believed in the Fall of 2005.

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

Our Business Involves Environmental Risks, page 10

COMMENT 9:
Please expand the appropriate section to discuss the material terms of your agreement with Battelle. Also, clarify whether you have entered into any written agreements with commercial disposal contractors. Also, quantify the costs related to the disposal of the materials.

RESPONSE:	Discussion of material terms of the Battelle agreement and an estimate of disposal costs have been added on pages 9-10.

We Rely upon Key Personnel, page 10

COMMENT 10:	Please clarify whether you have employment agreements with your key personnel.

RESPONSE:	This clarification has been added on page 10.

There is a Limited Market for our Common Stock, page 11

COMMENT 11:	Please quantify the limited trading of your common stock.

RESPONSE:	We have added the average daily trading volume for the fifty days preceding March 10, 2006 and clarified that our warrants are unlisted on page 11.
Management’s Plan of Operations, page 13

COMMENT 12:
We note that IsoRay Medical, Inc. (now IsoRay, Inc.) had revenues in its fiscal year ended June 30, 2005. Accordingly, please revise the filing to also include the information required by Item 303 (b) of Regulation S-B.

RESPONSE:	This discussion has now been converted to a complete Management’s Discussion and Analysis in compliance with Item 303(b).

COMMENT 13:
The reference on page 13 to $1.9 million in approved loans appears to conflict with the disclosure on page 14, such as the total amount and whether the loans have received only preliminary approval. Please advise or revise.

RESPONSE:	These references have been deleted and replaced by equity infusions in lieu of anticipated loans.

COMMENT 14:
Please provide us a copy of the “October 17, 2005 Private Placement Memorandum.” Please confirm that none of the securities offered or sold pursuant to that Memorandum are included in this registration statement.

RESPONSE:
We are providing this copy as a supplement to this response letter. The warrants sold pursuant to this private placement memorandum and underlying common stock to be received upon the exercise of the warrants will now be included in this registration statement although none of these securities were previously included in the registration statement. No shares of common stock sold pursuant to the October 17 PPM will be included in this registration statement.

COMMENT 15:	Please provide us with your analysis concerning the exemption from registration for the securities related to the private placement.

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

RESPONSE:	These securities were sold solely to accredited investors pursuant to Rule 506 of Regulation D.

COMMENT 16:
We note that you discuss several agreements in the first two paragraphs on page 14. Please tell us whether you intend to file any of the agreements, other than the first two loans, as exhibits to the registration statement.

RESPONSE:	We believe these agreements were previously filed on Form 8-K or Form 10-QSB and will simply be cross-referenced in the Exhibit Index.

COMMENT 17:	Please discuss the extent to which you are in compliance with your loan covenants.

RESPONSE:	We have added this disclosure on page 17.

COMMENT 18:	The conversion rate of $4.15 per share conflicts with the conversion rate of $3.50 per share on page F-33. Please advise or revise.

RESPONSE:	The $3.50 price was effective pre-merger and the July 2005 merger resulted in a post-merger conversion price of $4.15.

COMMENT 19:	Please explain the terms “glove box” and “hot cell” when first introduced.

RESPONSE:	We have either revised the terms or explained them on pages 17-18.

COMMENT 20:	You state that you have “no material commitments for capital expenditures.” Elsewhere you refer to opening a new manufacturing facility. Please revise as appropriate.

RESPONSE:	The Company presently has no material commitments for capital expenditures and all expenditures for the new manufacturing facility have been fully paid as of the date of the registration statement.

Business, page 16

COMMENT 21:
Please disclose the basis for your disclosed beliefs, such as the belief in the last full paragraph on page 16, the first and third paragraphs on page 17, the last paragraph on page 21, the first paragraph on page 25 and the second and third paragraphs on page 27.

RESPONSE:	This support is included in Schedule “A” attached hereto as a supplement to this response letter.

COMMENT 22:
Please provide us with support for the disclosed industry data, such as the first paragraph on page 19, the second paragraph on page 20, the fifth paragraph on page 21, the first paragraph on page 22, the last paragraph on page 23, the first paragraph on page 24, the first paragraph on page 25, the last paragraph on page 29, the second paragraph on page 32 and the first and fourth paragraphs on page 36.

RESPONSE:	This support is included in Schedule “A” attached hereto as a supplement to this response letter.

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

Clinical Results, page 22

COMMENT 23:
Please provide us with support for the five bullets on page 22, the tables on page 23 and the studies on page 26. Also, confirm that the parties have consented to use of their names and data. In addition, expand page 23 to disclose when the comparisons were made.

RESPONSE:
We believe we have referenced our authorities for each statement. Please note that all references based on information provided by Kaiser have been removed as this information is out of date. As this information has been removed, there is no need to refer to a comparative period.

Are you requesting that a copy of each article be forwarded supplementally? We have not obtained consents from the various authors of the studies as we understand that these are public documents.

Products, page 25

COMMENT 24:	We note the disclosure concerning “significant advantages” on page 25 and “competitive advantages” on page 26. Please present the disclosure in a balanced manner, such as discuss any disadvantages.

RESPONSE:	Brachytherapy disadvantages are now discussed on page 27.

COMMENT 25:	Please enlarge the printed matter in the Figure 1 illustration for readability.

RESPONSE:	This matter has been enlarged.

COMMENT 26:	Please explain the term “KeV.”

RESPONSE:	This term has been defined on page 28.

Cs-131 Manufacturing Process, page 28

COMMENT 27:
Please revise to clarify how you ensure delivery of proper potency of seeds in view of their short half life. For example, describe the “just-in-time” process you plan to implement. If timing is imprecise does this result in unusable inventory and other business risks?

RESPONSE:	We have revised the discussion on page 31 to address these valid concerns.

Customers, page 33

COMMENT 28:	The reference to customers representing ten percent or more of your sales appears to conflict with the ten customers disclosed on page 33.

RESPONSE:	This has been revised to include only two customers as shown on page 35.

Government Regulation, page 34

COMMENT 29:	Please clarify the regulatory status of your proposed Yttrium-90 product.

RESPONSE:	The regulatory status has been clarified on page 36.

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

COMMENT 30:	Please clarify the extent to which Initiative 297 imposes additional restrictions. We note the reference to “may impose additional restrictions.”

RESPONSE:	We have clarified the possible additional restrictions of this initiative on page 37. Additional discussion of possible restrictions can also be found on page 5.

COMMENT 31:	Please expand this section to discuss the government regulation highlighted in the sixth paragraph on page 9.

RESPONSE:	We have expanded the disclosure on page 37 to include these regulations.

Description of Property, page 37

COMMENT 32:	Please provide greater detail regarding your new manufacturing facility such as square footage, manufacturing equipment, and other indicators of productive capacity for its intended purpose.

RESPONSE:	This information has been added on page 39.

COMMENT 33:	We note press releases regarding potential expansion with a facility in Idaho. If material, please describe these plans.

RESPONSE:	We have provided disclosure of possible plans in Idaho on page 39. Please note that these plans are preliminary plans only and no actual facilities or sites for a facility have been located in Idaho.
Directors, Executive Officers, page 37

COMMENT 34:
Please expand the disclosure on page 38 concerning Mr. Girard to briefly explain the business of Capital Consortium and Strategic Financial Services when Mr. Girard served as managing partner and president, such as describe the size and scope of operations.

RESPONSE:	This description has been updated on page 40. Both Capital Consortium and Strategic Financial Services are business consulting organizations with small offices in Seattle, Washington.

COMMENT 35:	Please revise the disclosure about Mr. Dunlop to explain the term “PHCO.”

RESPONSE:	This has been clarified on page 40.

COMMENT 36:	Please expand the disclosure about Mr. Hrobsky to describe the nature of business and size of operations of Advanced Cochlear Systems.

RESPONSE:	Mr. Hrobksy is no longer with the Company and has now been removed from this section.

COMMENT 37:	Please expand the disclosure about Mr. LaVoy to describe the nature of business and size of operations of SuperShuttle International, Inc.

RESPONSE:	This disclosure has been added on page 41.

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

Significant Employees, page 39

COMMENT 38:	Please provide us with support for the awards that Mr. Bray has received.

RESPONSE:	Please see Schedule “C” attached hereto as a supplement to this response letter.

Executive Compensation, page 40

COMMENT 39:	Please provide the information required by Reg. S-B Item 402(c) and (d) or explain why disclosure is not necessary.

RESPONSE:	There were no options granted or exercised during the last fiscal year by the Named Executive Officers so this disclosure is not necessary.

COMMENT 40:
Please revise to describe all stock option plans for currently outstanding options or available for future grants. Provide similar information for other securities compensation plans for employees and officers such as stock appreciation rights stock bonus, and stock purchase plans. In this regard we note references to various plans in Note 13 to IsoRay Medical, Inc.’s financial statements.

RESPONSE:	This description has been added to page 43.

COMMENT 41:	Please expand page 41 to discuss in greater detail the “certain performance goals.”

RESPONSE:	No performance goals have been established but the Board of Directors is scheduled to establish them on April 4, 2006.

Certain Relationships and Related Transaction, page 43

COMMENT 42:
Please revise to include transactions among the company and the control parties and affiliates of the various predecessor entities in connection with the 2005 merger. We note, for example, several transactions described in fifth paragraph of Note A to the financial statements of IsoRay, Inc.

RESPONSE:	This information has been added on pages 45-47.

COMMENT 43:
Please provide the disclosure required by Item 404 of Regulation S-B, including transactions with affiliates prior to the merger. For example, see Note 15 to the IsoRay Medical Inc. financial statements.

RESPONSE:	This information has been added on pages 45-47.

COMMENT 44:	Please expand the last paragraph on page 43 to briefly describe the consulting services.

RESPONSE:	This disclosure has been added to page 45.

Selling Shareholders, page 44

COMMENT 45:	Please tell us about the transaction(s) that resulted in distribution of the shares registered hereby, including securities issued by all pre-merger entities.

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

RESPONSE:	Shares and warrants registered hereby fall into one of several categories:

1.
Twenty percent (20%) of founders' shares and shares or membership interests issued to investors in predecessor companies IsoRay Products LLC and IsoRay, Inc. (the predecessor, Washington-domiciled private company) who ultimately obtained shares in the merger with IsoRay Medical, Inc. effective in October 2004 and then obtained shares in IsoRay, Inc. upon its merger with IsoRay Medical, Inc. in July 2005.

	2.	Certain Century Park Pictures Corp. shareholders who have held shares in Century Park (now IsoRay, Inc.) for many years prior to the merger in July 2005.

	3.	Investors who purchased common stock and who were granted registration rights pursuant to a private placement conducted by IsoRay Medical, Inc. beginning in October 2004 and ending in December 2004.

	4.	Investors who purchased convertible debentures pursuant to a private placement in the Spring of 2005 and were granted registration rights for the debentures they converted into common stock.

5.
Warrant holders who purchased warrants in the private placements beginning in October 2005 and ending February 28, 2006, who were granted registration rights for the warrants by the Company's Board of Directors.

	6.	Option holders ineligible for inclusion in the Company's Form S-8 registration.

All purchases were made either pursuant to Section 4(2) of the Securities Act or Rule 506 of Regulation D.

COMMENT 46:	Please identify the natural person who beneficially owns or has voting control over the entities named, e.g. Intellegration LLP and Bavispe Limited Partnership.

RESPONSE:	Please see Schedule “B”, attached as a supplement to this response letter, for a complete list of these beneficial owners.

COMMENT 47:	Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

RESPONSE:	Yes. David Vere Mason of Dominick & Dominick; Eugene A. Raymond and Robert Parrish of Neideger Tucker Bruner, Incorporated; Pat Lambert of Meyers Associates, LP; Mike Jacobson and Steven Nelson of Oak Ridge Financial; Source Capital Group; 1st Discount Brokerage; and Hampton Securities are broker-dealers or affiliates of broker-dealers.

Description of Securities, page 50

COMMENT 48:	Please revise to briefly describe the rights and preferences of the Class A and Class B Convertible Preferred stock.

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

RESPONSE:	This description has been added to page 58.

COMMENT 49:	Please revise to disclose provisions regarding issuance of additional series of preferred stock.

RESPONSE:	There are no plans or provisions to issue additional securities and this has been clarified on page 58.

COMMENT 50:	Please tell us why you did not file proxy materials for the 1:30 reverse stock split and merger. Also tell us why you have not filed any proxy materials since 1994.

RESPONSE:	We understand from Century Park Pictures Corp.'s Minnesota counsel that Minnesota corporate law did not require a vote to approve the stock split or merger but solely Board approval. It is our understanding that no proxy materials were filed because no meetings were held since 1994.

Financial Statements

General

COMMENT 51:	Please note the following:

•
Unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a recapitalization always results in a change in accountants. A Form 8-K filed in connection with a reverse acquisition/recapitalization should provide the disclosures required by Item 304 of Regulation S-B under Item 4 of Form 8-K for the change in independent accountants, treating the accountant that no longer will be associated with your financial statements as the predecessor accountant.

•
The disclosures required by Item 304 with respect to any changes in the accounting acquirer’s auditor which occurred within 24 months prior to, or in any period subsequent to, the date of the acquirer’s financial statements must be provided in the first filing containing the accounting acquirer’s financial statements.

We note that it does not appear you filed an Item 4 Form 8-K, to disclose a change in auditors. Please clarify for us who your auditors are following the recapitalization transaction, file any Item 4 Form 8-K’s and revise your filings to include any disclosures required by Item 304 of Regulation S-B. Also, please confirm that your current auditors are registered with the PCAOB and those auditors reviewed your Form 10-QSB for the period ended September 30, 2005.

RESPONSE:	This Form 8-K was filed on December 14, 2006 to cover these concerns and our current auditor, who reviewed our two Form 10-QSBs, is PCAOB qualified.

COMMENT 52:	Please update all the financial statements and related sections of the filing to comply with Rule 310(g) of Regulation S-B.

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

RESPONSE:	All financial statements and related sections have now been updated.

COMMENT 53:	Please revise your periodic reports, including Forms 8-K, Form 10-KSB and Form 10-QSB, as necessary based on our comments.

RESPONSE:	We will revise as indicated upon receiving final comments from you as we would prefer to not amend our previous filings more than once.

IsoRay, Inc. Financial Statements, page F-1

Statements of Operations and Comprehensive Loss, page F-4

COMMENT 54:	Note the presentation of debt extinguishment gains as an extraordinary item does not comply with SFAS 145. Please revise the financial statement and related disclosures therein to comply with SFAS 145.

RESPONSE:	Paragraph 20 of APB 20 states that extraordinary items are both of an unusual nature and have an infrequency of occurrence. In the line item in the Century Park Pictures Corporation financials for the nine months ended 09/30/04, one note holder did not respond to either the extension or conversion notices and allowed the maturity date of the note to extend to the point where the statutes of limitation came into play to affect any claim for repayment that the lender might have had. All other note holders timely responded and accepted the Company’s offer of debt to equity conversion. It is unusual for a note holder that injected cash into an enterprise as an investment to not seek some conversion or repayment of the funds advanced. This lack of conversion qualified as infrequent, as the dormant shell company did not expect to issue further notes in the foreseeable future.

We believe the accounting and presentation in the 09/30/04 financial statement is correct as 1) the transaction possess a high degree of abnormality, is of a type clearly unrelated to the ordinary and typical activities of the enterprise, and 2) the underlying event is of a type that would not be expected to occur in the foreseeable future.

Note C - Going Concern Uncertainty, page F-8

COMMENT 55:	We see disclosures herein which indicate you are a development stage company. If so, please revise the filing to include all disclosures required by SFAS 7 and revise the auditors’ report to opinion on the required cumulative from inception data. Alternatively, if the referenced disclosure is not correct, remove them from the filing.

RESPONSE:	All references to “development stage company” have been removed.

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

Note G - Related Party Transactions, page F-11

COMMENT 56:	We note that in the nine months ended June 30, 2005 you reversed accrued salaries totaling $304,500 due to your former CEO. If officers contributed their time, it appears that the contribution of services should be valued and recorded. Please tell us why your accounting for the referenced transaction was appropriate and revise the filing as necessary to include all expenses incurred during the periods presented in your financial statements.

RESPONSE:	We concur with the SEC that the presentation of the forgiveness of debt of $304,500 owed to the former CEO of the shell company was incorrect. The financials for the nine months ended June 30, 2005 have been amended omitting the $304,500 income effect of the forgiveness, and the balance sheet and statement of cash flows have also been changed accordingly. We will need to revise this report, and are evaluating the effect of any subsequent filings that may need to be updated to reflect this correction.

IsoRay Medical, Inc. Financial Statements, page F-19

Report of Independent Auditor, page F-20

COMMENT 57:	Note that going concern opinions that do not use the words “substantial doubt” when referencing a going concern matter do not comply with generally accepted auditing standards (GAAS). Please revise this and all other auditor reports’, as necessary, to comply with GAAS with respect to the referenced matter.

RESPONSE:	We have included the revised auditor report.

Item 26, page II-1

COMMENT 58:	Please revise to describe all unregistered securities issued within the past three years by all predecessor entities, identifying them. For example, it appears that IsoRay Medical and its predecessors IsoRay, Inc. and IsoRay Products LLC issued securities during the applicable period that are not reflected in this table. See Notes 4, 12, 13 and 17 to the IsoRay Medical, Inc. financial statements. We also note that sale of $1 million of IsoRay securities to Anthony Silverman was a condition of the merger.

RESPONSE:	This information is now included for both the Registrant and all predecessor entities on pages II-1 through II-6.

Exhibits

COMMENT 59:	We note that you intend to file additional exhibits in an amendment. Please be advised that we may have additional comments after you file the exhibits.

RESPONSE:	We have noted your comment.

Exhibit 5.1

COMMENT 60:	Please revise to delete the phrase “and in accordance with the federal securities laws and securities laws of the various states in which the Common Stock may be issued.”

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

RESPONSE:	This has now been deleted.

Signatures

COMMENT 61:	Please revise the first paragraph. For example, you need to refer to reasonable grounds concerning the filing on Form SB-2.

RESPONSE:	This paragraph has been revised accordingly.

Form 8-K/A dated August 12, 2005

Exhibit 99.1

IsoRay Medical, Inc. Financial Statements, page 1

General

COMMENT 62:	We noted you included 2003 and 2002 calendar year financial statements for IsoRay, Inc. herein. Based on the fact you included results for the nine month period ended March 31, 2005 for IsoRay Medical, Inc. herein and IsoRay Medical, Inc. financial statements in your Form SB-2 indicate your fiscal year end is June 30, it is unclear why no audited financial statement results are necessary for the period beginning January 1 through June 30, 2004. Please tell us why you believe your Item 9.01 Form 8-K filings include all required financial statements for IsoRay Medical, Inc. and why they were made on a timely basis. We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

RESPONSE:	The original IsoRay, Inc. was incorporated in the State of Washington effective December 17, 2001 and had a fiscal year-end of December 31. IsoRay Products LLC was organized in the State of Washington effective September 15, 2003 and had a fiscal year-end of December 31. IsoRay Medical, Inc. was incorporated in the State of Delaware effective June 15, 2004 and has a fiscal year-end of June 30. All of these entities were under common control. It should also be noted that the “IsoRay-branded companies,” regardless of legal formation, year-end, etc., have all been involved in the same business - that is, the research, development and ultimate sale of radioactive isotope seeds for use in brachytherapy treatment.

As stated above, the three companies that were party to the October 1, 2004 “merger” transaction (the original IsoRay, Inc., IsoRay Products LLC and IsoRay Medical, Inc.) were under common control. Paragraph D16 of SFAS 141 states that “the financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period.” To comply with the guidance set forth in Paragraph D16, the audited results of operations for IsoRay Medical, Inc. for the year ended June 30, 2005 “comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period” (i.e., June 30, 2005).

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

In accordance with the provisions of Paragraph D17 of SFAS 141, “the statement of financial position...as of the beginning of the period” (i.e., the June 30, 2004 balance sheet) included all of the assets and liabilities of the three entities “as though the assets and liabilities had been transferred at that date.”

Paragraph D17 further states, “Financial statements and financial information presented for prior years should also be restated to furnish comparative information. All restated financial statements and financial summaries should indicate clearly that financial data of previously separate entities are combined.” In compliance with this guidance, the comparative financial statements for the year ended June 30, 2004, as contained in the June 30, 2005 IsoRay Medical, Inc. audited financial statements, reflect the combined operations of the three entities. Additionally, the second, third and fourth paragraphs of Note 1 to the June 30, 2005 IsoRay Medical, Inc. audited financial statements describe the transaction and the accounting therefor.

Note 1, Organization, page 6

COMMENT 63:	We see you indicate herein that “the Company initiated a merger transaction effective October 1, 2004, in which IsoRay, Inc. and its subsidiary, IsoRay Products LLC, two companies that shared common ownership and management with the Company, merged with and into the Company. The merger between the companies was considered to be a capital transaction in substance, rather than a business combination.” We also see the disclosures in Note 1 of IsoRay Medical, Inc.’s financial statements at page F-25 in your Form SB-2 indicate the transaction was accounted for as a “transfer of net assets or exchanges of shares between entities under common control”. Please tell us how you accounted for the October 2004 transaction and why. Support your response with references to applicable authoritative generally accepted accounting principles that support your conclusions. Also, please revise the disclosures in your filings as to how you accounted for this transaction to be consistent. We may have further comments after reviewing your response.

RESPONSE:	The original IsoRay, Inc. was audited for the years ended December 31, 2002 and 2003 (IsoRay Products LLC was included in the consolidated financial statements for the year ended December 31, 2003). As both IsoRay, Inc. and IsoRay Products LLC were private companies, the primary purpose for these audits was to comply with the provisions of loan covenants.

Because IsoRay Medical, Inc. was incorporated for the primary purpose of acquiring the consolidated net assets of IsoRay, Inc. and IsoRay Products LLC, and all three entities were under common control, the transaction was accounted for in accordance with guidance provided in SFAS 141, Paragraphs D11 and D12. As set forth in Paragraph D11, “the term business combination excludes transfers of net assets or exchanges of shares between entities under common control.” The example provided in Subparagraph D11(a) describes the incorporation of IsoRay Medical, Inc. and subsequent transfer of net assets by IsoRay, Inc. and IsoRay Products LLC.

In accordance with the guidance set forth in Paragraph D12, the net assets of IsoRay, Inc. and IsoRay Products LLC were recorded on IsoRay Medical, Inc.’s books at their carrying amounts on the books of IsoRay, Inc. and IsoRay Products LLC at the date of transfer.

Thomas Jones, Senior Counsel
Division of Corporate Finance
3/24/2006

As the accounting for the October 2004 transaction is in accordance with authoritative guidance, we believe the disclosures in our filings are appropriate.

Form 10-QSB for the quarter ended September 30, 2005

Item 3. Controls and Procedures, page 13

COMMENT 64:	We note disclosures herein that your auditor identified certain significant internal control deficiencies that they consider to be material weaknesses. Tell us the specific nature of the material weaknesses identified and the specific steps the company has taken to remediate the weakness. Also, tell us how your officers were able to conclude that the controls and procedures were nonetheless effective as of September 30, 2005.

RESPONSE:	As with many small public companies, IsoRay has not had sufficient staff to properly segregate duties in its small accounting department or provide regular reconciliation of accounts.

The Company is actively interviewing candidates with substantial public accounting expertise to assist it with meeting its public reporting obligations and permit the present CFO to work in a different capacity for the Company. It is also examining its accounting staff to determine whether more people are needed in the department.

The officers concluded that IsoRay’s controls and procedures were effective because the cash and shareholders’ equity has been carefully tracked and monitored. The revenues of the Company are not material as compared to its losses and therefore management believes that its controls and procedures are effective.

Should you have any questions concerning this Response Letter, please contact me at (509)375-1202.

Very truly yours,

/s/ Roger E. Girard
Roger E. Girard
Chief Executive Officer

cc:	Stephen Boatwright, Esq., Keller Rohrback, PLC Mike DeCoria, CPA, DeCoria, Maichel & Teague, PS Scott Hatfield, CPA, S.W. Hatfield, CPA